SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 22, 2010

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Attached hereto and incorporated by reference herein are portions of a Supplemental Shelf Offering Report made public in Israel in connection with Partner's offering of Series C, D and E Notes in Israel.  The attached updates information regarding Partner previously disclosed in its public filings with the SEC and discusses new information not previously disclosed in its public filings with the SEC.

The offering of the securities pursuant to the Supplemental Shelf Offering Report was made in Israel to residents of Israel only. The securities have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or applicable exemption from the registration requirements.

14. Information about the Offering and the Company

14.1 Forward Looking Statements

Some of the information contained or incorporated by reference in this shelf offering report and in the shelf prospectus filed with the Israel Securities Authority (ISA) on September 3, 2009 (the "Shelf Prospectus") contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995.  Words such as "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "project," "goal," "target," and similar expressions often identify forward-looking statements but are not the only way we identify these statements.  All statements other than statements of historical fact included in this shelf offering report and in the Shelf Prospectus, including the statements in "14.5 Risk Factors" below and in "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, as amended to date (the "2009 20-F"), incorporated by reference into this shelf offering report and in the Shelf Prospectus, and elsewhere in this shelf offering report and the Shelf Prospectus and in the 2009 20-F regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions, and possible regulatory and legal developments.

For a description of some of the risks we face, see "14.5 Risk Factors" below and "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8A. Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in our 2009 20-F incorporated by reference into this shelf offering report and in the Shelf Prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this shelf offering report and in Shelf Prospectus might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

14.2 Summary Information Regarding the Company

You should read the following summary together with the more detailed information regarding us and the securities being offered hereby, including the risks discussed under the heading "Risk Factors," contained in this shelf offering report. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that is incorporated by reference in this shelf offering report and in the Shelf Prospectus, including our 2009 20-F which is incorporated by reference into this shelf offering report and into the Shelf Prospectus.

Our Company

We were the first GSM mobile telephone network operator in Israel. We received our mobile telephone license in April 1998, commenced full commercial operations of our digital GSM cellular telephone network in January 1999 and on December 1, 2004 we commercially launched our third generation, or GSM, service. Since then, we have expanded rapidly, and on December 31, 2009, we had approximately 3.042 million subscribers, representing an estimated 32% of total Israeli cellular telephone subscribers at that date. During the twelve months ended December 31, 2009, we increased our customer base by approximately 5.0% with approximately 144,000 net active new subscribers joining the Company in 2009, compared to 99,000 net new subscribers in 2008. At December 31, 2009, approximately 73.3% of our customer base (approximately 2,231,000 subscribers) was represented by post-paid subscribers who subscribe to post-paid tariff plans and 26.7% (approximately 811,000 subscribers) by subscribers who subscribe to pre-paid tariff plans. As of December 31, 2009, we also had more than 1,279,000 3G customers (included in the subscriber data above).

Beginning for the year 2009, we have organized our business into two segments:

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the cellular business segment, our core business, which represents approximately 99% of our total revenues.  The cellular business segment includes all services provided over our cellular networks including airtime, interconnect, roaming and content services. In addition, the cellular business segment's activities include sales of relevant equipment including cellular handsets, datacards, modems (including built-in modems in laptops) and related equipment and accessories; and

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the fixed line business segment, which includes a number of services provided over fixed line networks including transmission services; Primary Rate Interface ("PRI") lines for business sector customers, VoB telephony services, and ISP services.  Approximately 63,000 VoB and ISP subscribers joined the company during the ramp up period in 2009. (Subscribers to both cellular and fixed line services are counted separately for each service for the purposes of subscriber count).

 On February 18, 2010, we announced comprehensive organizational changes designed to accomplish our strategy of transforming from a pure cellular player into a comprehensive communications service provider, as well as strengthening our customer-centric approach. The change is mainly driven by the trend of convergence in communications services and by the increasing complexity of products and customers' needs.  The new structure includes modifications to our organization:

•
the establishment of Private and Business Customers Divisions:  Each Division incorporates all aspects of customer care, including sales of a wide variety of fixed and mobile products, customer services, technical support and retention activities; and

•
the amalgamation of the current Fixed Line Division into the new structure in order to maximize the synergy between the fixed line and the mobile services and also enlist existing sales channels to the new fixed services sale efforts.

We market our services under the orange brand, which is licensed to us and has been used successfully in other markets around the world to promote cellular telephone services. Market surveys show that we have achieved strong brand awareness in Israel. We have also received awards recognizing our high standards of customer service. In 2009, we were named by Globes, a leading Israeli business daily newspaper, as the number-one communications brand in Israel for the seventh consecutive year. Finally in 2009, we won the “best workplace” award in the telecommunication industry, an award granted to us by Business Data Information (“BDI”).

Our GSM/UMTS network covered over 98% of the Israeli population at year-end 2009. We currently operate our GSM network in the 900 MHz and 1800 MHz bands and the UMTS network in the 2100 Mhz band. Our GSM services include standard and enhanced GSM services, as well as value-added services and products such as roaming, voice mail, voice messaging, color picture messaging, ringtone and game downloads, information services, and General Packet Radio Services (“GPRS”), which enables the packet transfer of data.

Our 3G network offers a wide range of services, such as video calls, a new portal of content services including a rich selection of video-based services under the “orange time” sub-brand, and the transmission of data.

On October 28, 2009, Scailex Corporation Ltd. ("Scailex") became our principal shareholder through acquiring the entire interest in the Company of our previous controlling shareholder.  As of April 11, 2010, Scailex held 44.76% of our issued and outstanding shares and voting rights (which does not include shares held by the Company as treasury shares).  Scailex is indirectly controlled by Mr. Ilan Ben-Dov.  See “14.5. Risk Factors – 46.17% of our issued and outstanding shares and voting rights (which does not include shares held by the Company as treasury shares) are indirectly controlled by a single shareholder”.

Our principal executive offices are located at 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel (telephone: 972-54-7814-888).

Our Strategy

We intend to continue to enhance revenues and profitability, and to continue to create value for our shareholders, customers and employees. In order to accomplish this, we intend to:

•
 Evolve into a Diversified Multi-service Communications and Media Service Provider. We are continuing to broaden and diversify our portfolio of products and services to evolve into a diversified multi-service communications and media service provider.    In addition to our core business providing cellular telecommunications services, our services offering range now includes fixed-line telephony, transmission services, ISP services and other accompanying telecom and media services. In order to reach customers, we use our own mobile and fiber optic networks, leased access and transmission lines, or, with respect to VoB services, the existing infrastructure of Bezeq, the incumbent land-line operator in Israel, and HOT, the cable television operator in Israel. We also intend to further enrich our media and content offerings in order to attract new customers and increase the level of loyalty and satisfaction of our existing customer base. Our licenses to operate in various telecommunications areas enable us to provide a wide range of services that will potentially be used to create a bundle of telecom and other adjacent services which we believe will favorably affect our ability to limit cellular churn rates, increase customer loyalty, maximize the synergy between our lines of business and generate additional streams of revenues. In the foreseeable future, however, we do not anticipate that revenues from these services will be material compared to our total cellular revenues.

•
Broaden 3G Service Use and Our Subscriber Base. The penetration rate in Israel is very high; however, we believe that we can increase our revenues from our existing customer base and also add new subscribers to our network. We believe that a major source of growth for us is additional revenues from our 3G and data card subscribers consuming more data and content services. We are leveraging our outstanding reputation for network quality, innovation, and customer service to develop our 3G business in order to benefit from that growth. We consistently launch new 3G based products to attract new customers and to increase consumption of data services. We also aim to offer desirable content and to make our 3G services widely accessible and affordable.

•
Maintain Strong Branding. We believe that a focused marketing strategy based upon strong branding for our products and services has substantially reinforced our subscriber growth and loyalty. We intend to continue to promote a strong brand, including in connection with our 3G services. We also intend to support our branded image by continuing to focus on customer service, innovation and the quality of our network.

Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

•
Wide variety of communication products. We believe that our new initiative of offering VoB, ISP and VOD services will strengthen our position in the communications market. Offering a wide variety of combined mobile and fixed-line data products and services will enable us to better compete with the competitive bundled services of other players, increase customer loyalty, and serve as an additional source of revenue.

•
Focus on Customer Service. We believe we provide outstanding customer service through quick, simple and reliable handling of customer needs and interactions, which we have achieved through investments in technology and training of customer service skills.

•
High Quality Network and Technology Leadership. We believe that we set high standards for network quality and that our use of sophisticated network planning and optimization tools and techniques and our investment in dense base station coverage have produced a high quality network. Additionally, we believe that we are a recognized leader in the development and provision of cellular services in Israel.

•
Strong Brand Identity. Since the launch of full commercial operations in 1999, we have made a substantial investment in promoting our brand identity in Israel to represent quality, innovation and customer service. Our marketing activities have resulted in wide-scale recognition of our brand in Israel.

•
Strong Financial Performance and Financial Position. Our net cash provided by operating activities less net cash used in investing activities has been NIS 1,401 million and NIS 1,021 million for the years ended December 31, 2008 and 2009, respectively.

•
Strong and Motivated Management Team. We have been able to attract a number of Israeli senior managers from the telecommunications, high-tech and consumer products industries. Our management team is experienced and highly respected and, we believe, well-positioned to manage and lead the Company. We believe that our performance-based incentive package aligns the interests of senior management with those of our shareholders.

14.3 Recent Developments

On March 16, 2010, we allocated 1,100,000 options to senior officers that will expire on February 28, 2020.

Recently, the Ministry of Communications has begun conducting a new hearing in order to allow exclusive general licensees, mobile radio telephone licensees, and domestic land-line licensees to supply VoB services to subscribers that are abroad, through a telephone number that will be allocated to them by the licensee. The licensees have been requested to submit their positions to the Ministry of Communications by April 11, 2010.

        On March 25, 2010 we announced that the Company's Management has been authorized to conduct initial negotiations in order to examine the possibility of acquiring Tapuz Anashim Ltd., an Israeli public company controlled by the Company's controlling shareholder. At this preliminary stage, there is no certainty that such negotiations will result in an agreement, which, in any case, would be subject to the approval of the Company's organs, as required by law.

On March 18, 2010 we announced that we were served with a lawsuit requesting certification as a class action. The claim alleges that we charge our subscribers for certain content services packages without their consent. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 175 million.

In addition, on April 18, 2010, we announced that we were served with a lawsuit and a motion for its certification as a class action, filed against us in the Central District Court (Petach Tikva). The claim alleges that we charge our subscribers for certain content services without their consent. If the lawsuit is certified as a class action, the total amount claimed is estimated by the plaintiff to be approximately NIS 343 million.

Following our announcement regarding the request for certification as a class action of the lawsuit served against us referred to in the immediately preceding paragraph, we announced that the public bid process would not be completed on the dates specified in the shelf offering report published on April 15, 2010 (the "Shelf Offering Report"). This amended shelf offering report specifies, among other things, new dates for the filing of bids and updates the Shelf Offering Report.

14.4 Summary Terms of the Offer

Issuer	Partner Communications Company Ltd.
Securities Offered	NIS 200,000,000 principal amount of Series C Notes, NIS 400,000,000 principal amount of Series D Notes and NIS 400,000,000 principal amount of Series E Notes, together referred to as the Notes.
Denomination	The Notes will be issued in NIS units, each in the principal amount of NIS 1,000.
Series C Offering Price	NIS 1,000 per unit.
Series D Offering Price	NIS 1,000 per unit.
Series E Offering Price	NIS 1,000 per unit.
Series C Principal Payment Dates	Principal payable in 3 equal annual installments on December 30 of each of the years 2016 through 2018.
Series D Principal Payment Dates	Principal payable in 5 equal annual installments on December 30 of each of the years 2017 through 2021.
Series E Principal Payment Dates	Principal payable in 5 equal annual installments on December 30 of each of the years 2013 through 2017.
Series C Maturity	December 30, 2018.
Series D Maturity	December 30, 2021.
Series E Maturity	December 30, 2017.
Interest Rate Series C	To be determined by bid process, and in any event not more than 3.40% per year.

Interest Rate Series D
Floating interest rate calculated as the annual yield of short term debt issued by the State of Israel plus a fixed annual margin that will be determined by bid process, and in any event such fixed annual margin will not exceed 1.25%.
Notwithstanding the above, the annual interest rate for the first interest payment period will be 2.2% plus a fixed annual margin that will be determined by bid process, and in any event such fixed annual margin will not exceed 1.25%.

Interest Rate Series E	To be determined by bid process, and in any event not more than 5.55% per year.
Series C Interest Payment Dates	Interest on the outstanding principal of the Series C Notes is payable on June 30 and December 30 of each of the years 2010 through 2018.
Series D Interest Payment Dates	Interest on the outstanding principal of the Series D Notes is payable on March 30, June 30, September 30 and December 30 of each of the years 2010 through 2021.
Series E Interest Payment Dates	Interest on the outstanding principal of the Series D Notes is payable on June 30 and December 30 of each of the years 2010 through 2017.
Series C Linkage	The principal and interest will be linked to the Israeli Consumer Price Index, or CPI, for the month of March 2010.
Series D Linkage	None.
Series E Linkage	None.
Ranking	Unsecured debt.
Rating	ilAA-/Stable
Early Redemption	None.
Trading	We have applied to list the Notes for trading on the TASE.
Use of Proceeds
Refinancing of outstanding debt, and also general corporate purposes, which may include financing our operating and investment activities, financing future mergers and acquisitions (if any), and dividend distributions (if required), subject to the decision of the Company's board of directors from time to time.

Governing Law	Israeli law and courts
Trustee for the Series C Notes and the Series D Notes	Hermetic Trust (1975) Ltd.
Trustee for the Series E Notes	Ziv Haft Trust Company Ltd.

14.5 Risk Factors

You should carefully consider all of the information contained in and incorporated by reference into this shelf offering report and the Shelf Prospectus and, in particular, the following risk factors when deciding whether to invest in the securities being offered.  Depending on the extent to which any of the following risks materializes, our business, financial condition, cash flow or results of operations could suffer, and the market price of our shares may be negatively affected. The risks below are not the only ones we face, and other risks currently not affecting our business or industry, or which are currently deemed insignificant, may arise.

RISKS RELATING TO THE REGULATION OF OUR INDUSTRY

We operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations.

We are exposed to government regulatory intervention regarding a broad range of issues in the telecommunications industry, such as roaming charges, interconnect tariffs and other billing and customer service matters; the construction and maintenance of antennas and other network infrastructure; providing infrastructure access to existing or new telecommunications services providers; frequency allocation; limitations or other constraints on the services and products that we may sell; the terms and conditions of our subscriber agreements; and obligations under our operating license. In addition, the Ministry of Communications has announced its intention to increase competition in the cellular market by, among other measures, allowing site sharing, national roaming, and providing Worldwide Interoperability for Microwave Access (“WiMAX”) licenses and/or other licenses, for the use of our cellular network by other telecommunications services providers using competing or complementary technologies, such as Voice Over Broadband over cellular (“VoBoC”).  In January 2010, the Ministry of Communications adopted regulations providing for Mobile Virtual Network Operator (“MVNO”) licenses. Together with the Finance Ministry, the Ministry of Communications has established an integrated tender committee to prepare for the possible allocation on UMTS frequency to an additional infrastructure-based cellular operator in Israel.

As further described below, these regulations impose substantial limitations on our flexibility in managing our business, may limit our ability to compete by, among other measures, limiting our ability to develop our network, or preferring new and/or small competitors in the allocation of new frequencies, including those designated for the next generation of cellular services, and may increase our costs, decrease our revenues and reduce our ability to expand our business. As a result, industry regulation has had in the past, and may in the future have, a material adverse effect on our business and results of operations. In addition, new laws, regulations or government policies, or changes in current regulations, may be adopted or implemented in a manner which damages our business and operating results, and announcements by the government, telecommunications operators or others of changes or other developments in applicable regulations may have a negative impact on the market value of our shares.

Furthermore, defending ourselves against regulatory violations alleged by state authorities or consumers has required, and may in the future require, substantial financial and management resources. We may not always be successful in our defense, and should we be found in violation of these regulations, we and our management may be subject to civil or criminal penalties, including the loss of our operating license.

Recent and potential future regulation and negotiation of roaming tariffs, both within Israel and elsewhere, may increase our roaming expenses, may decrease our roaming revenues and prevent us from raising our tariffs. If we cannot obtain or maintain favorable roaming arrangements, our services may be less attractive or less profitable.

The Ministry of Communications has declared its intention to evaluate roaming charges and, since 2006, and more recently in November 2008 and February 2009, has requested us and our competitors to provide information regarding our roaming services. In addition, in August 2008 the government instructed the Ministry of Communications together with other ministries to negotiate a reduction of inbound and outbound roaming tariffs with the European Union (“EU”) and/or members of the EU or countries frequently visited by Israelis, and to consider other tools for reducing roaming charges. The Ministry of Communications is conducting hearings and, depending on the outcome of these hearings, may implement new regulations  that would limit fees charged by Israeli cellular companies for calls made by foreign network operators’ subscribers while in Israel using our network, as well as for calls made by our own subscribers using their handsets abroad.

Because we consider roaming charges to be a significant source of revenue and profits, if roaming tariffs are reduced as a result of the proposed negotiations or otherwise, if additional EU member operators raise their tariffs, or if we are not able to raise our tariffs or otherwise compensate for possibly higher roaming expenses, this could adversely affect our profitability and results of operations.

We rely on agreements to provide roaming capability to our subscribers in many areas outside Israel. However, we cannot control the quality of the service that other telecommunication companies provide, and it may be inferior to our quality of service. Equally, our subscribers may not be able to use some of the advanced features that they enjoy when making calls on our network.

Some of our competitors may be able to obtain lower roaming rates than we obtain because they may have larger call volumes, or because of their affiliations with other international cellular operators. Competition has intensified since Pelephone began providing a significant volume of roaming services through its new UMTS system. We are also subject to competition from alternative roaming solutions, including from other service providers. These service providers use alternative technologies that bypass the existing method of providing roaming services.

If our competitors’ providers can deliver a higher quality or a more cost effective roaming service, then subscribers may migrate to those competitors and our results of operations could be adversely affected. Further, we may not be able to compel providers to participate in our technology migration and enhancement strategies. As a result, our ability to implement technological innovations could be adversely affected if these overseas providers are unable or unwilling to cooperate with the further development of our network or if they cease to provide services comparable to those we offer on our network.

We have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our network sites, and some building and environmental permits have not been applied for. These difficulties could have an adverse effect on the coverage, quality and capacity of our network. Operating network sites without building or other required permits may result in criminal or civil liability to us or to our officers and directors.

Our ability to maintain and improve the extent, quality and capacity of our network coverage depends in part on our ability to obtain appropriate sites and approvals to install our network infrastructure, including network sites. The erection and operation of most of these network sites require building permits from local or regional planning and building authorities, as well as a number of additional permits from other governmental and regulatory authorities. In addition, as part of our UMTS network build-out, we are erecting additional network sites and making modifications to our existing network sites, for which we may be required to obtain new consents and approvals.

For the reasons described in further detail below, we have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our network sites. As of December 31, 2009, less than 10% of our network sites were operating without local building permits or applicable exemptions. A portion of these sites are microsites whose removal or repositioning would involve relatively low costs and little change in our network capacity.

Network site operation without required permits has in some cases resulted in the filing of criminal charges and civil proceedings against us and our officers and directors, and monetary penalties against the Company, as well as demolition orders. In the future, we may face additional demolition orders, monetary penalties and criminal charges. The prosecutor’s office has set up a national unit to enforce planning and building laws. The unit has stiffened the punishments regarding violations of planning and building laws, particularly against commercial companies and its directors. If we continue to experience difficulty in obtaining approvals for the erection and operation of network sites and other network infrastructure, this could have an adverse effect on the extent, quality and capacity of our network coverage and on our ability to continue to market our products and services effectively. In addition, as we grow our subscriber base and seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. Our inability to resolve these issues in a timely manner could also prevent us from achieving or maintaining the network coverage and quality requirements contained in our license.

Uncertainties under National Building Plan 36. Since June 2002, following the approval of the National Building Plan 36 (the “Plan”), which regulates network site construction and operation, building permits for our network sites (where required) have been issued in reliance on the Plan. Several local planning and building authorities have questioned the ability of Israeli cellular operators to receive building permits, in reliance on the Plan, for network sites operating in frequencies not specifically detailed in the frequency charts attached to the Plan. In a number of cases, these authorities have refused to grant building permits for 3G network sites, claiming that 3G frequencies are not included in the Plan. There has been no judicial ruling at this stage. However a class action was filed against us as well as other cellular operators with a request for the revocation of the building permits given to the 3G network sites.

The Plan is in the process of being changed. Current proposed changes impose additional restrictions and/or requirements on the construction and operation of network sites and could, if adopted, harm our ability to construct new network sites, make the process of obtaining building permits for the construction and operation of network sites more cumbersome and costly, and may delay the future deployment of our network.

  Uncertainties regarding the validity of exemptions for wireless access devices. In addition, we have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Communications Law (Telecommunications and Broadcasting), 1982, which exempts such devices from the need to obtain a building permit. A claim was raised that the exemption does not apply to cellular communications devices and the matter reached first instance courts a number of times, resulting in conflicting decisions. This claim is included in an application to certify a class action filed against the three principal Israeli cellular telephone operators. In May 2008 a district court ruling adopted the position that the exemption does not apply to wireless access devices. We, as well as our competitors, filed a request to appeal this ruling to the Supreme Court. In May 2008, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions and instructed that an inter-ministry committee be established to examine the appropriateness of future applications of the exemption to wireless access devices given the changed circumstances since the enactment of the exemption.  On June 25, 2009, an inter-ministry committee, which had been established to examine this issue, published a report indicating that the different Ministries participating in the committee did not agree on the applicability of the exemption.  As a result, the Attorney General instructed the Ministry of Interior to prepare regulations setting conditions that would limit the exemption to extraordinary circumstances.  On March 7, 2010, the Minister of Interior submitted such regulations for the approval of the Economic Committee of the Israeli Parliament. If these regulations are approved, they could adversely affect the Company's existing network and network build-out.  If a definitive court judgment holds that the exemption does not apply to cellular devices at all, we may be required to remove the existing devices and would not be able to install new devices on the basis of the exemption. As a result, our network capacity would be negatively impacted, which could have an adverse effect on our revenue and results of operations.

Following two petitions that were filed with the High Court of Justice opposing the Attorney General’s recommendation that the exemption apply under certain conditions, one of the petitioners filed on March 12, 2010 a request for an interim injunction that would prohibit the construction of new wireless access devices based on the exemption. The court rejected the request and ruled that this matter would be examined on July 1, 2010 when the State is scheduled to update the court as to the progress of the enactment of regulations regarding his matter .

Non-ionizing radiation regulations. The Ministry of Environmental Protection has recently proposed regulations regarding levels of maximum allowable exposure to radio frequencies which includes a prohibition on placing small communications devices on balconies and inside residential apartments.  If the proposed regulations are approved, we and other Israeli cellular operators would no longer be able to install additional wireless access devices on roof balconies, which could adversely affect our existing network and network build-out.

See also “Difficulties in obtaining environmental permits” below for further risks in connection with wireless access devices.

Uncertainties regarding requirements for repeaters and other small devices. We, like the other cellular telephone operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other cellular telephone operators, we have not requested permits under the Planning and Building Law for the repeaters. However, we have received an approval to connect the repeaters to our communications network from the Ministry of Communications and have received from the Ministry of  Environmental Protection permit types for all our repeaters. If the local planning and building authorities determine that permits under the Planning and Building Law are also necessary for the installation of these devices, or any other receptors that we believe do not require a building permit, it could have a negative impact on our ability to obtain permits for our repeaters.

In addition, we construct and operate microwave links as part of our transmission network. The various types of microwave links receive permits from the Ministry of Environmental Protection in respect of their radiation level. Based on an exemption in the Telecommunications Law, we believe that building permits are not required for the installation of most of these microwave links on rooftops, but to the best of our knowledge, there is not yet a determinative ruling on this issue by the Israeli courts. If the courts determine that building permits are necessary for the installation of these sites, it could have a negative impact on our ability to obtain environmental permits for these sites and to deploy additional microwave links, and could hinder the coverage, quality and capacity of our transmission network and our ability to continue to market our transmission services effectively.

Difficulties in obtaining environmental permits. The Non-Ionizing Radiation law, 2006, most of which entered into effect on January 1, 2007, defines the various powers of the Ministry of  Environmental Protection as they relate, among other matters, to the granting of permits for network sites. Pursuant to this law, the Ministry of Environmental Protection will grant an operating permit for a site only if a building permit has been properly obtained for such site. In October 2007, the Commissioner of Environmental Protection decided that he will not grant and/or renew operating permits to wireless access devices, where the local planning and building committee’s engineer objected and stated that the wireless access device requires a building permit. Operating a network site or a facility without an operating permit from the Ministry of Environmental Protection could subject us and our officers and directors to criminal, administrative and civil liability. We are cooperating with the other two cellular companies.

In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites.

Under the Planning and Building Law, 1965, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan. Under the Non-Ionizing Radiation Law, 2006, the National Council for Planning and Building requires indemnification undertakings from cellular companies as a precondition for obtaining a building permit for new or existing network sites. The National Council has decided that until the Plan is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the committees in full against all losses resulting from claims against a committee for reductions in property values as a result of granting a permit to the network site. We do not know when the Plan will be amended, or whether it will require full indemnification.

As of March 25, 2010, we have provided local authorities with 356 indemnification undertakings. These indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations, if we are required to make substantial payments in connection therewith.

In addition, the requirement to provide indemnification in connection with new building permits may impede our ability to obtain building permits for existing network sites or to expand our network with the erection of new network sites. The indemnification requirement may also cause us to change the location of our network sites to less suitable locations or to dismantle existing network sites, which may have an adverse effect on the quality and capacity of our network coverage.

In February 2007, the Israeli Ministry of Interior Affairs extended the limitation period within which depreciation claims may be brought under the Planning and Building Law from three years from approval of the building plan to the later of one year from receiving a building permit for a network site under the Plan and six months from the construction of a network site. The Ministry retains the general authority to extend such period further. This extension of the limitation period increases our potential exposure to depreciation claims.

We may be required in the future to offer access to our network infrastructure to other operators, which may enable new competitors, such as MVNOs, to enter the market, reduce our ability to provide quality services to our subscribers and negatively affect our operating results.

Under both the Communications Law (Telecommunications and Broadcasting), 1982, and our operating license, the Ministry of Communications has the power to require us, and the other telephone operators in Israel, to offer access to our network infrastructure to other operators. The Grunau Committee, a public commission appointed by the Ministry of Communications to review various issues in the Israeli communications market, published its recommendations in March 2008, and recommended accelerating the regulatory process required for the entry of MVNOs into the mobile telecommunications market. In August 2008, the Ministry of Communications adopted most of the committee’s recommendations and in January 2009 began conducting hearings regarding the granting of licenses that regulate the activities of MVNO operators.  In November 2009 the Ministry of Communications published a draft MVNO license.

In July 2009, the Financial Arrangements law was adopted by the Israeli Parliament, which includes an amendment of the Communications Law (Telecommunications and Broadcasting), 1982 regarding the entry of MVNOs into the mobile telecommunications market. The amendment authorizes the Ministry of Communications to grant an MVNO license and sets out the Ministry of Communications' obligation to determine the terms of granting an MVNO license by October 1, 2009. According to the amendment, in case the MVNO does not reach a commercial agreement with a mobile telephone operator within six months from the beginning of negotiations and if the Ministry of Communications and the Ministry of Finance are convinced that the terms of use that the mobile telephone operator has requested are unreasonable, then the Ministry of Communications will instruct the mobile telephone operator to allow the MVNO to use their network and shall set the fees and terms of use.

In January 2010 the Ministry of Communications published its decision regarding MVNOs and issued regulations regarding this matter. The regulations impose certain conditions on related companies of cellular companies that apply for an MVNO license.

In addition, the Ministry of Communications has established an integrated tender committee with the Finance Ministry to among other things, prepare for the possible allocation on UMTS frequency to an additional infrastructure- based cellular operator in Israel.

These new regulatory developments have significantly lowered the entry barriers for potential new competitors and increased the likelihood of additional new competitors entering the mobile telephone market in Israel. Our capacity is limited, and if we are required to allocate capacity to other operators, the services to our subscribers may be harmed or we may be required to invest additional capital in order to enable additional use of our network. If we fail to agree with new operators that are given access to our network regarding the tariffs and additional conditions for the usage of our infrastructure, the Ministry of Communications may impose tariffs as well as the terms and conditions of such usage. If the Ministry of Communications sets those tariffs too low, this may adversely affect our financial condition. In addition, operators, such as MVNOs, might offer mobile telecommunication services to our current customers at prices that are lower than our prices, thereby reducing our market share and/or causing price erosion and adversely affecting our financial results and condition.  The impact of these developments may have a material effect on our competitive position and thus our business and operating results.

We may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis, or to pay additional fees for the use of our current spectrum. These requirements may adversely affect our network quality and capacity as well as our results of operations.

There are demands from different third parties to rearrange the current spectrum allocation in Israel and the Palestinian Administered Areas, particularly the 900 Mhz frequencies, and also to allocate additional frequencies for the use of other mobile operators in the Palestinian Administered Areas. There are also demands to allocate additional frequencies for mobile operators, including WiMAX operators, which we may need for our next generation GSM technology. Some of these frequencies have already been allocated to third parties. If such frequencies are not available to us in the future, it may harm our ability to migrate to the next generation of GSM technology, such as Long Term Evolution (“LTE”).

Also, if such a frequency rearrangement takes place, then the spectrum that has been allocated to us for use on an exclusive basis may also be allocated to another operator in the Palestinian Administered Areas, or we may be required to terminate the use of part of our existing spectrum, which might be replaced by an allocation of a new band of spectrum that may be of inferior quality.

We have received notification from the Civil Administration in Judea and Samaria of its intention to change the allocation of some of the spectrum previously allocated to us for our use in the West Bank, and that following the change, we may be allocated other spectrum in the West Bank and additional spectrum for our use in Israel.  Until we receive further details regarding this allocation of spectrum, we are unable to evaluate the impact that the intended change in spectrum allocation, if it occurs, will have on our business or our results of operations.

If we were to be prevented from using a portion of our existing spectrum, or if alternative equivalent spectrum are not allocated to us, or if we were to be required to share some of our spectrum or to pay significant additional amounts for use of our existing spectrum, this could affect our ability to establish a UMTS 900 network and have a material adverse effect on our operations and profitability.

We can only operate our business for as long as we have a license from the Ministry of Communications.

We conduct our operations primarily pursuant to a general mobile telephone license granted to us by the Ministry of Communications on April 7, 1998. Our license is valid until February 2022. Our license may be extended for an additional six-year period upon our request to the Ministry of Communications and confirmation from the Ministry that we have met certain performance requirements. We may request renewal of our license for successive six-year periods thereafter, subject to regulatory approval. We cannot be certain that our license will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.

Furthermore, although we believe that we are currently in compliance with all material requirements of our license, the interpretation and application of the technical standards used to measure these requirements, including the requirements regarding population coverage and minimum quality standards and other license provisions, may not be certain, and disagreements have arisen and may arise in the future between the Ministry of Communications and us. We have provided a bank guarantee to the Ministry of Communications in the amount of US$10 million to guarantee our performance under our license. If we are found to be in material breach of our license, the guarantee may be forfeited and our license may be revoked. In addition, the Ministry of Communications is authorized to levy significant fines on us for breaches of our license which could have a material adverse effect on our financial condition or results of operations.

Our business and operating results have been adversely affected by reductions in call and SMS interconnect tariffs imposed by the Ministry of Communications, and may be further adversely affected by future regulatory developments in these areas.

The Ministry of Communications has lowered mandated call interconnect tariffs and SMS interconnect tariffs from the beginning of 2005 to March 2008. Although we have implemented cost-cutting measures as well as price increases and repackaging of our tariff plans in response to these tariff reductions, the regulatory changes imposing interconnect tariff reductions negatively impacted our revenues and profits.

Interconnect tariffs – further possible regulatory developments.  In September 2009, the Ministry of Communications began examining interconnect tariffs for completing a call or transferring SMSs on the cellular network and requested that all cellular operators provide them with their network costs. For this purpose the Ministry of Communications hired an external consulting firm and is expected to publish a hearing regarding this matter in the next coming months.  As a result, the Ministry of Communications may further reduce these tariffs, which may adversely affect our revenues and profits. In addition, the Ministry of Communications has indicated that it intends to start implementing a process to unify rates for calls terminating both on and off an operator’s network, which may limit or eliminate our ability to pass on to our customers the charges we bear when our customers’ calls must be transmitted into the network of another telecommunications services provider in order to reach the intended party. Preliminary hearings with cellular operators in Israel on this matter commenced in August 2005, but they have been suspended and might be resumed in the future. This change in regulations, if implemented, could adversely affect our revenues and profits.

SMS tariffs – further possible regulatory developments. In 2005, our license was amended to regulate charging for SMS messages sent outside our network. Due to technological difficulties encountered by our competitors and us in fully complying with this amendment, we may face claims, under one interpretation of the amendment, of not having implemented the amendment with respect to SMS messages sent to subscribers of two other Israeli cellular operators. We have notified the Ministry of Communications of the difficulty. The Ministry has proposed an amendment to our license, but we are uncertain as to the effectiveness of the amendment in resolving the difficulty. Until such time as the cellular operators develop the necessary interfaces or our license is amended, we may be exposed, if such interpretation prevails, to substantial sanctions and legal claims.

Our mobile telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, but if the obligations or restrictions are not respected by our shareholders, we could lose our license.

As with other companies engaged in the telecommunications business in Israel, our license requires that a minimum economic and voting interest in, and other defined means of control of, our company be held by Israeli citizens and residents or entities under their control. If this requirement were not complied with, we could be found to be in breach of our license, even though ensuring compliance with this restriction may be outside our control.

The Ministry of Communications amended our license effective April 14, 2005, reducing the required holdings by Israeli citizens and residents from 20% to 5%, which must be held by our founding shareholders who are Israeli entities or their approved substitutes. The amendment also requires that these shareholders appoint at least 10% of our Board of Directors. In 2006, our founding Israeli shareholders sold substantially all of their shares in the Company to Israeli institutional investors, who are approved substitutes. Since then, there were additional share sales to Israeli institutional investors that were approved as substitutes by the Ministry of Communications. Some of these shares sales were to Suny Electronics Ltd. ("Suny") and are described in our 2009 20-F.   If our shareholders do not respect these conditions, we may be found to be in violation of our license.

In addition, according to our license, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our company, may be made without the consent of the Ministry of Communications. Our license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both our company and a competing operator, without the consent of the Ministry of Communications, which may limit certain persons from acquiring our shares. Shareholdings in breach of these limits relating to transfers or acquisitions of means of control or control of Partner could result in two consequences. First, the shares that are in excess of the limits will be converted into “dormant” shares, with no rights other than the right to receive dividends or other distributions to shareholders, and to participate in rights offerings until such time as the consent of the Ministry of Communications has been obtained. Second, the breach of the limits could result in the revocation of our license.

The Ministry of Communications has recently amended the licenses of all the cellular telecommunication companies, including the Company's license. We have not yet formed a final opinion as to the implications of the amendment.

After conducting a lengthy hearing process, the Ministry of Communications amended the conditions of the licenses of all the cellular telecommunication companies in Israel, whereby as of November 1, 2009, cellular telecommunication operators are prohibited from linking the sale of handsets to the provision of various benefits regarding cellular services, including air time. This amendment to the license also allows subscribers that purchased their handsets from one cellular telecommunication operator, or from another handset supplier, to benefit from the same advantages as are offered to subscribers of a different cellular telecommunications operator who purchased their handsets from that other operator. We are currently in the process of examining the implications of this amendment to our license on our business and whether our business and results of operations could be materially adversely affected.

RISKS RELATING TO OUR BUSINESS OPERATIONS

Actual and alleged health risks related to network sites and the use of mobile telecommunications devices, including handsets, could have a material adverse effect on our business, operations and financial condition.

A number of studies have been conducted to examine the health effects of wireless phone use and network sites, and some of these studies have been construed as indicating that radiation from wireless phone use causes adverse health effects. Media reports have suggested that radio frequency emissions from network sites, wireless handsets and other mobile telecommunication devices may raise various health concerns. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable Specific Absorption Rate (“SAR”) levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, and not for each and every handset, we have no information as to the actual level of SAR of the handsets along the lifecycle of the handsets, including in the case of repaired handsets. Furthermore, our network sites comply with the International Council on Non-Ionizing Radiation Protection standard, a part of the World Health Organization, which has been adopted by the Israeli Ministry of Environmental Protection.

Several lawsuits have been filed against operators and other participants in the wireless industry alleging adverse health effects and other claims relating to radio frequency transmissions to and from sites, handsets and other mobile telecommunications devices, including one lawsuit against us and two other cellular telecommunication companies with respect to cell sites allegedly causing environmental damage. We may be subject to additional future litigation relating to these health concerns.

In February 2009, a municipal court ruled against one of our competitors, stating that there is no need for the standard burden of proof to prove damages from a cellular network site, and that under certain circumstances it would be sufficient to prove the possibility of damage in order to transfer the burden of proof to the cellular companies. To the best of our knowledge, the defendant appealed the ruling and the ruling was dismissed as part of a settlement between the parties. Although we were not a party to this proceeding, such rulings could have an adverse affect on our ability to contend with claims of health damages as a result of the erection of network sites.

The Ministry of Health published in July 2008 recommendations regarding precautionary measures when using cellular handsets. The Ministry of Health indicated that although the findings of an international study on whether cellular phone usage increases the risk of developing certain tumors were not yet finalized, partial results of several of the studies were published, and while these studies did not demonstrate a connection between cellular phone exposure and tumor growth, a relationship between prolonged cellular phone usage and tumor development was observed in some of these studies. These studies, as well as the precautionary recommendations published by the Ministry of Health, have increased concerns of the Israeli public.

The perception of increased health risks related to network sites may cause us increased difficulty in obtaining leases for new network site locations or renewing leases for existing locations or otherwise in installing mobile telecommunication devices. If it is ever determined that health risks existed or that there was a deviation from radiation standards which would result in a health risk from sites, other telecommunication devices or handsets, this would have a material adverse effect on our business, operations and financial condition, including through exposure to potential liability, a reduction in subscribers and reduced usage per subscriber. Furthermore, we do not expect to be able to obtain insurance with respect to such liability.

Competition from existing telecommunications providers, and potential changes in the competitive environment and communications technologies, may cause an increase in subscriber acquisition and retention costs or a decrease in tariffs, and may reduce our market share and increase our churn rate, all of which could adversely affect our business and results of operations.

Competition with existing cellular service providers. We compete primarily with Cellcom, Pelephone and MIRS, the other cellular telephone network operators in Israel.

Cellcom is an Israeli corporation that is part of the IDB group, a large Israeli holding company which is also active in diversified businesses with holdings in subsidiary companies that operate in many different markets in Israel. Cellcom is also active in the Israeli communications market providing mobile telephone services, high speed internet, and wireline and land-line communications services. Due to the IDB group’s strong position in Israel, we believe that in some cases we have experienced and may further experience the loss of business subscribers who are affiliates of the IDB group or do business with the IDB group, and who transfer their cellular business to Cellcom.

  Pelephone, which is a wholly owned subsidiary of Bezeq, was initially a non-GSM operator, has used CDMA-1x real time technology (“RTT”), and is an Evolution Data Optimized (“EVDO”) operator.  All three operators have reached the same level of technology which has increased competition. The introduction of additional UMTS/HSPA technology may further increase competition in the mobile market, thereby affecting our churn rates, customer retention costs and roaming revenues.

In June 2009, Motorola announced its intention to sell MIRS, its wholly-owned subsidiary, that holds a general license to operate as a mobile telephone operator in Israel. According to media reports and publications, a company controlled by Patrick Drahi, who is also the principal shareholder of HOT Cable Communication Systems Ltd (“HOT”), the cable television operator in Israel, entered into an agreement to acquire all of Motorola's holdings in MIRS, which would allow the purchaser to assign all of its rights and obligations under the agreement to HOT. HOT's two main areas of activity are cable multi channel television broadcast and domestic land line telecommunication services. This transaction would contribute to the creation of another telecommunications conglomerate in Israel, which would increase competition in the market.

Because of the ease of switching between mobile operators, particularly following the introduction of the number portability plan, we have already faced and may continue to face an increase in our churn rate, although our annual churn rate has slightly decreased from 17.8% in 2008 to 17.7% in 2009. Any increase in our churn rate may require us to increase our customer retention costs in order to retain our subscribers.

We are also subject to competition from other service providers. These service providers use alternative technologies that bypass the existing method of providing roaming services.

Ministry studies to introduce new competitors and enhance competition. In 2007, the Ministry of Communications engaged NERA, an international consulting firm, to review the level of competition in Israel’s mobile market and to review whether to allow the entry of new operators, including MVNO operators, into the Israeli telecommunications market. Following the review conducted by NERA, the Ministry of Communications has been conducting hearings regarding a draft MVNO license and regulations and has recently published a draft license and regulations.  See above “We may be required in the future to offer access to our network infrastructure to other operators, which may enable new competitors, such as MVNOs, to enter the market, reduce our ability to provide quality services to our subscribers and negatively affect our operating results.”  In addition, the Ministry of Communications has announced its intention to increase competition in the cellular market by providing WiMAX licenses and/or other licenses for the use of our cellular network by other telecommunications services providers using competing or complementary technologies, such as VoBoC.

In March 2008, the Grunau Committee, a public commission appointed in 2006 by the Ministry of Communications to review various issues in the Israeli communications market, published its recommendations which included: to accelerate the procedures necessary to allow the entry of MVNOs and additional infrastructure-based operators to the mobile market; to publish a WiMAX frequencies tender for mobile use; to examine interconnect fees and further revise them accordingly, during 2009; to regulate charges for cellular-originated international calls and, subject to such regulation, to allow cellular operators to enter the international long distance market; and to prohibit a linkage between a cellular services transaction and a handset purchase transaction. The commission further recommended the unbundling of Bezeq’s network (the incumbent land-line operator in Israel), to be followed by reducing some of the restrictions with respect to offering integrated packages of services currently imposed on Bezeq and its subsidiaries. In August 2008, the Ministry of Communications adopted most of the recommendations of the Grunau Committee. In addition, the Ministry of Communications conducted a hearing in order to enable Bezeq’s subsidiaries to market, together with Bezeq, bundled services that include both Bezeq’s services and the subsidiaries’ services so that both Bezeq as well as its subsidiaries can offer a wide variety of services, such as land-line telephony, mobile telephone, internet and multi channel television, to the public and allow the consumer to acquire all services in one package from a single vendor.

If the Ministry of Communications decides to adopt other measures considered in the studies described above, competitive pressures may increase, which could adversely affect our business and results of operations.

WiMAX licenses. In February 2009, the Ministry of Communications published a policy regarding the allocation of frequencies and establishing a broadband wireless access network using WiMAX technology. The Ministry of Communications also stated that it intended to promote competition in the cellular market by potentially granting preferences to existing telecommunications services providers in this regard. The Ministry of Communications decided that existing cellular operators would not be allowed to participate in the allocation of the 2.5 GHz WiMAX frequencies, that would mainly be available to new participants in the telecommunications market. Cellular WiMAX is a competitive technology to HSDPA and LTE, which are the next generation of GSM technologies. Granting WiMAX licenses to new operators or to any of our competitors and not to us might offer them a competitive advantage and adversely affect our business. Furthermore, if the Ministry of Communications allocates to new WiMAX operators frequencies which we may need for our next GSM generation technology, this may impair our ability to compete. If such frequencies are not available to us in the future, it may harm our ability to migrate to the next generation of GSM technology, such as LTE.

The Ministry of Communications has granted a special license to a few of the new land-line operators to conduct a marketing experiment that will examine the provision of domestic telephony services using VoBoC technology.

Land-line competition. To the extent that land-line telephones are used instead of mobile telephones, we compete with Bezeq, the incumbent land-line operator in Israel, HOT, the cable television operator in Israel, and other land-line operators. Bezeq owns 100% of the shares of Pelephone and Bezeq International, which, as mentioned above, may enable Pelephone and Bezeq to offer bundled services of land-line, mobile telephone and other telecommunication services, subject to regulatory approval.

New Business Initiatives. As of the beginning of 2009, we operate three additional non-cellular business lines: Voice over Broadband (“VoB”) telephony services, internet service provider (“ISP”) services and Web VOD (video on demand). 2009 was the first full year that we operated these services. As expected in new markets, we face new competitors and competition patterns. We may be at a competitive disadvantage relative to operators who may be able to offer bundled services of land-line, mobile telephone, television and other communications services, using their wholly- or partially-owned infrastructure. As a result of these market conditions, we may not meet our business plan for the new lines of business. We may face fierce competition in this area in a manner that will not enable us to establish substantial presence in these businesses. Hot-Net Limited Partnership ("Hot Net"), a wholly owned partnership of HOT, has applied to the Ministry of Communications for a license to provide ISP services in Israel. The Ministry of Communications has issued a hearing to consider allowing HOT to offer services bundles, including ISP services, to be provided by Hot Net.  We are not able to predict the regulatory conditions, if any, that the Ministry of Communications will impose on HOT and are therefore unable to assess the impact that this development may have on our ISP business.

Several new operators, including 012 smile communications ltd (“012 smile”), Netvision 013 Barak (“Netvision”) and Xfone Communication Ltd (“Xfone”) entered the land-line market in 2007 and 2008 based on VOB services using the infrastructure of Bezeq and HOT to access customers and to provide them with land-line telephony service. Other VoB operators may enter the mobile telecommunications services market in the future and increase the level of competition we face. As a result of these developments in the competitive environment, we may experience increased costs to attract and retain subscribers, and further pressure on tariffs.

Telecommunications industry consolidation. The telecommunications market might face consolidation in a manner which potentially decreases our competitive position. Various groups in the Israeli telecommunications market might acquire or build new complementary lines of business in order to provide a full range of telecommunications services packages. We might face difficulties in obtaining required services and product components, such as last mile access to the customers’ premises, that are essential to compete with our competitors’ bundled offerings. There are two major groups in the Israeli telecommunications market that currently operate a wide range of telecommunications services, including mobile, fixed-line, data transmission and internet. One of the groups also offers multichannel pay-TV services and therefore already possesses a full range of telecommunications businesses within the group. Subject to legal restrictions, the group might be able in the future to offer full packages of bundled services. Such developments could substantially affect our position in the Israeli telecommunications market, in particular, by attracting a broad range of telecommunications subscribers to one or two full-service telecommunications groups, as well as by permitting such a group or groups to apply substantial pressure on market prices for selected sectors. If such developments were to occur, our business and results of operations could be materially adversely affected.

Our subscriber growth rate, and consequently our revenue growth rate, has continued to slow, because Israel’s mobile telephone services market is highly penetrated, making it more difficult for us to obtain new subscribers and retain existing subscribers.

Although Israel’s mobile telephone services market has experienced substantial growth, and we have experienced substantial subscriber growth since our commercial launch in 1999, the Israeli market for mobile telephone services is now highly penetrated, and the growth of the overall Israeli market and of our own subscriber base has been slower than in the past. According to a recent report issued by a research company, at the end of the fourth quarter of 2009, Israel’s mobile telephone market penetration is estimated to be approximately 127%. This includes dormant subscribers (up to six months) as well as subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers as well as other service provider subscribers that also subscribe to another cellular network. While in the past our revenue growth has largely resulted from growth in the overall market, our future revenues will depend significantly on our ability to retain existing subscribers and to attract subscribers from the other mobile telephone network operators as well as on our ability to generate higher revenues from existing subscribers.

In the event critical elements of our mobile network are damaged or rendered non-operational, we may not be able to replace them or return them to service quickly and, as a result, we may not be able to provide telecommunications services to a substantial portion of our subscribers for an indeterminate period of time.

Some elements of our mobile network perform critical functions for broad sectors of our network operation, such as switching and data platforms. If such a critical element were damaged due to fire, water, earthquake or some other natural or man-made cause, an entire sector of our network coverage may be rendered non-functioning, which means that we would not be able to provide telecommunications services to a substantial portion of our subscribers. Although we have prepared disaster recovery plans, it is not possible to determine in advance how effective such plans will be, and in particular how quickly we will be able to restore service. In the event we are unable to provide telecommunications services to a substantial portion of our subscribers for an extended period of time, our business and short- and long-term results of operations will be materially negatively affected.

Our purchase commitments pursuant to our non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel may adversely affect our liquidity and financial results.

In June 2009, we entered into a non-exclusive agreement with Apple Sales International for the purchase and resale of iPhone handsets in Israel. Pursuant to the agreement, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years. These purchases will represent a significant portion of our expected handset purchases over that period. If we fail to sell a substantial number of these iPhone handsets on the terms that we intended to, we may be required to write-down our inventory, which would have an adverse impact on our earnings. We are currently required to subsidize a substantial portion of the sales price of each iPhone handset that we sell. We expect to fund these subsidies with cash generated from operations, which will increase our expenses and decrease our available cash. The launch of the iPhone has increased our working capital requirements due to the build-up of handset inventory and since we expect to recover the purchase price of each iPhone handset over the customer's contract term rather than at the commencement of the contract. As a result, our liquidity may be adversely affected.

Two of our main competitors have also announced that they have entered into agreements with Apple for the purchase and resale of iPhone handsets in Israel.

We could be subject to legal claims due to the inability of our information systems to fully support our calling plans.

In order to attract and retain the maximum number of subscribers in our highly competitive market, we design specific calling plans to suit the preferences of various subscriber groups. We require sophisticated information systems to record accurately subscriber usage pursuant to the particular terms of each subscriber’s plan, as well as accurate database management and operation of a very large number of calling plans. From time to time, we have detected some discrepancies between certain calling plans and the information processed by our internal information systems, such as applying an incorrect rebate or applying an incorrect tariff to a service, resulting in a higher charge. We have invested substantial resources to refine and improve our information and control systems and ensure that our calling plans are appropriately processed by our information systems. We have also taken steps to remedy the identified discrepancies. Despite our substantial investments, we may experience discrepancies in the future due to the multiplicity of our plans and the scope of the processing tasks. Further, while we invest substantial efforts in monitoring our employees and third-party distributors and dealers that market our services, it is possible that some of our employees, distributors or dealers may offer terms and make (or fail to make) representations to existing and prospective subscribers that do not fully conform to applicable law, our license or the terms of our calling plans. As a result of these discrepancies, we may be subject to subscribers’ claims, including class action claims, and substantial sanctions for breach of our license that may materially adversely affect our results of operations.

We are exposed to, and currently engaged in, a variety of legal proceedings, including several potential class action lawsuits related primarily to our network infrastructure and consumer claims.

In addition to a number of legal and administrative proceedings arising in the ordinary course of our business, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure, which may result in civil liabilities or criminal penalties against us or our officers and directors, and consumer claims regarding, for example, our tariff plans and billing methods, which may result in significant monetary damages and civil penalties. The costs that may result from these lawsuits are only accrued when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of legal counsel and on the Company’s estimate of the probable settlements amount that are expected to be incurred, if such a settlement will be agreed by both parties.

Plaintiffs in some of these proceedings are seeking certification as class actions.

We are subject to the risk of intellectual property rights claims against us, including in relation to innovations we develop ourselves and the right to use content, including music content, which we have purchased from third parties who present themselves as the owners of the intellectual property rights included in the content, or as the representatives of the owners of the intellectual property, when in fact it may not be the case. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services, which could adversely affect our ability to provide certain services and products.

The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services.

We may face competition from existing or future technologies, including land-line and cordless technologies, satellite-based personal communications services, private and shared radio networks, broadband wireless access services, Voice over IP (“VoIP”) services, wireless fidelity (“Wi-Fi”) technologies, WiMAX, VoBoC, and other communications technologies that have the technical capability to handle mobile telephone calls and to interconnect with the land-line telephone network and internet networks. The effect of emerging and future technological changes, including the convergence of technologies and the introduction of new competitors with the ability to provide mobile telecommunication services to customers while mobile, on the viability or competitiveness of our network cannot be accurately predicted. The technologies we employ or intend to employ may become obsolete or subject to competition from new technologies in the future, and competition from new technologies in the future may have a material adverse impact on our business and results of operations.

Moreover, global equipment vendors and internet providers have expressed their interest in penetrating the mobile industry and strengthening their position along the value chain. They intend to provide direct access to the end-user to a wide variety of applications and services. Such a change might adversely change our competitive position and increase the dominance of those new providers at the expense of cellular service providers. Changes in the industry value chain structure might result in an increase in our expenses as well as a decrease in our revenue generated from those services.

Unanticipated growth in subscriber demand for cellular data may require us to terminate or modify certain products or services and could require us to make unplanned investments.

As part of our strategy of evolving into a diversified multi-service communications and media service provider, we have developed services providing, and successfully encouraged subscriber demand for, Internet access and content and data consumption using 3G cellular phones, data cards and ISP.  However, in the event subscriber demand for data increases more rapidly than expected, we may need to develop strategies to avoid data traffic overloading the capacity of the network.   Such strategies may include terminating or modifying certain products or services or undertaking significant unanticipated investments.  In addition, regulatory developments seeking to ensure “fair usage” of the Internet for all persons may impose changes on the terms and conditions of certain of our current or future services.   In the event of substantial, rapid growth in data consumption by our subscribers and the public generally, we may be obliged to adjust our product offering or undertake significant investments, both of which could have a material adverse effect on our financial condition or results of operations.

Operating a cellular telecommunications network involves the inherent risk of fraudulent activities and potential abuse of our services, which may cause loss of revenues and non-recoverable expenses.

There is an inherent risk of potential abuse by individuals, groups, businesses or other organizations that use our cellular telecommunications services and avoid paying for them. The effects of such fraudulent activities may be, among others, a loss of revenue and out-of-pocket expenses which we will have to pay to third parties in connection with those services, such as interconnect fees, payments to international operators or to operators overseas and payments to content providers. Such payments may be non-recoverable. Although we are taking measures in order to prevent fraudulent activities, we have suffered from these activities in the past, and we may suffer from them in the future. The financial impact of fraudulent activities that have occurred in the past has not been material. However, we cannot assure you that should fraudulent activities occur in the future, they will not materially affect our financial condition and results of operations.

We are dependent upon our ability to interconnect with other telecommunications carriers. We also depend on Bezeq and other suppliers for land-line transmission services. The failure of these carriers to provide these services on a consistent basis could have a material adverse effect on us.

Our ability to provide commercially viable cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future land-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the land-line or other cellular telephone networks. All land-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have signed interconnect agreements with cellular telephone network operators in Israel, and with Israeli international operators, and in July 2008, we signed an agreement with Bezeq for the provision of land-line transmission services which replaces an earlier transmission agreement. As regards interconnection to Bezeq’s land-line network, we are currently operating without any formal agreements with Bezeq, and our day-to-day arrangements with Bezeq substantially conform to a draft interconnect agreement negotiated with Bezeq. In connection with the introduction of the new services that the Company began offering in 2009, we also depend on Bezeq's and HOT's land-line network in order to be able to provide those services. We also have an agreement with the international long-distance provider “Golden Lines” (012), to carry all of our roaming related traffic. The agreement provides that Partner will route calls to its customers that are roaming abroad via Golden Lines (012). In addition, Partner will route outgoing international calls from foreign roamers hosted on Partner’s network in Israel. Under the agreement, all international signaling traffic related to Partner’s roamers abroad and foreign roamers hosted on Partner’s network while visiting Israel will be also be routed through Golden Lines (012).

We have no control over the quality and timing of the investment and maintenance activities that are necessary for these entities to provide us with interconnection to their respective telecommunications networks. The failure of these or other telecommunications providers to provide reliable interconnections to us on a consistent basis could have a material adverse effect on our business, financial condition or results of operations. Disruptions, stoppages, strikes and slowdowns experienced by them may significantly affect our ability to provide cellular telephone services. The failure by our suppliers to provide reliable transmission services to us on a consistent basis could have a material adverse effect on our business, financial condition or results of operations.

Our right to use the "orange" brand is royalty free only until 2013.  After that time, we are likely to be required to pay royalty payments should we decide to retain the orange brand. The amount of the royalties may be significant.

Our marketing strategy currently relies on the use of the international orange brand. We can operate our business under the orange brand only if we have the right to use it under the brand license agreement.  Under this license agreement, we are required to comply with the orange brand guidelines. We have the right to use the orange brand as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. Our right to use the orange brand is royalty-free until 2013.  Beforehand, during 2012, the parties will negotiate the amount of royalty payments, which could be significant, if we decide to retain the orange brand. If the parties do not agree on the amount of royalty payments, the determination of royalty payments will be referred to an independent expert. The brand license agreement may be terminated by mutual agreement, or at our discretion, or by Orange if a court determines that we have materially misused the brand.  Our decision to continue to operate under the orange brand will require us to weigh the amount of these royalty payments against the costs and potential risks associated with building a new brand for our services, among other factors.  If we retain the orange brand and are required to pay significant royalty payments, our results of operations may be adversely affected.  If we decide not to retain the orange brand we cannot assure you that we will be able to successfully build a new brand for our services in a timely manner.

We depend on a limited number of suppliers for our network equipment. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment or maintenance support on a timely basis.

We purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson and Nokia. As of January 2008, we purchase all our UMTS network equipment from Ericsson, and are therefore materially dependent on Ericsson as our sole vendor for our UMTS network. Although our network utilizes standard equipment that is produced by several suppliers, we cannot be certain that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any of our suppliers is unable to satisfy our equipment requirements. Our results of operations could be adversely affected if Ericsson or one of our other suppliers fails to provide us with adequate supplies of equipment, as well as ongoing maintenance support, in a timely manner. In addition, our results of operations could be adversely affected if the price of network equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the prices of supplies due to their supply limitations and other factors.

Our business may be impacted by shekel exchange rate fluctuations and inflation.

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, approximately one quarter of our operating expenses (excluding depreciation and amortization), including a substantial majority of our equipment purchases, were linked to non-shekel currencies, mainly the US dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on US dollars. In addition, a substantial majority of our capital expenditures (including with respect to our 3G networks) are incurred in, or linked to, non-shekel currencies, mainly US dollars. Thus, although the relative decline in value of the US dollar against the shekel during 2007 and 2008 helped offset increases in our financial and operating expenses, the decline in the value of the shekel against the dollar (or other foreign currencies) increased the shekel cost of our non-shekel denominated or linked expenses and capital expenditures. A continued decline in the value of the shekel against the dollar (or other foreign currencies) could have a further adverse impact on our results, which may be material. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms.

We hedge a portion of our foreign currency commitments. As of December 31, 2009, the notional amounts of our foreign currency derivatives were approximately US$30 million. Our derivative transactions are mainly designed to hedge short-term cash flows related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency.

Our bank credit facility borrowings and repayments of principal and interest on our Notes due 2012 and Notes due 2016 are currently in shekels, most of which are linked to the consumer price index (“CPI”). We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. We enter into derivative transactions in order to protect ourselves from an increase in the CPI. As of December 31, 2009, the notional amounts of our CPI derivatives were approximately NIS 430 million (or approximately 20% of our CPI exposure at that date).

If we are not able to successfully integrate new businesses or technologies, our business, brand and results of operations may be harmed.

In order to expand and improve our offering of services to our subscribers, attract new subscribers and secure new sources of revenue, we may acquire or develop complementary businesses and technologies, some of which we launched in January 2009. The identification, acquisition and integration of new businesses or technologies may require substantial management resources, cause us to incur unforeseen costs and disrupt our ongoing business. Until now we have not engaged in significant acquisitions. If we are not able to successfully integrate any such new businesses quickly and efficiently with our existing business, our business, brand, results of operations, financial condition or cash flows may be harmed.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which may have a material adverse effect on our operating results and our share price.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting have resulted in increased general and administrative expenses and required substantial management time and attention. We expect these efforts to require a continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2009, we may identify material weaknesses or other disclosable conditions in our future control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

The political and military conditions in Israel may adversely affect our financial condition and results of operations.

The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause our revenues to fall and harm our business. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. Repeated attacks by Hamas including missile strikes against Israel, led to an armed conflict between Israel and the Hamas in December 2008 and January 2009. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. In particular, in recent conflicts, missile attacks have occurred on civilian areas, which could cause substantial damage to our infrastructure network, reducing our ability to continue serving our customers as well as our overall network capacity.

Some of our directors, officers and employees are currently obligated to perform annual reserve duty. Additionally, all reservists are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

During an emergency, including a major communications crisis in Israel’s national communications network, a natural disaster, or a special security situation in Israel, control of our network may be assumed by a lawfully authorized person in order to protect the security of the State of Israel or to ensure the provision of necessary services to the public. During such circumstances, the government also has the right to withdraw temporarily some of the spectrum granted to us. We cannot assure you that we are fully prepared for every disaster or emergency situation, or that we could recover fully from any such occurrence. This may materially harm our ability to provide services to our subscribers in such emergency circumstances, and would thus have a negative impact on our revenue and results of operations.

Our level of indebtedness could adversely affect our business and our liquidity.

At December 31, 2009, our total long-term indebtedness was NIS 2,433 million net of deferred charges including capital lease obligations and current maturities.  In connection with the distribution of a special dividend, we increased our total indebtedness by NIS 1 billion on March 18, 2010.  Our credit facilities, the indentures governing the Notes and our loan agreement currently permit us to incur additional indebtedness, subject to some limitations.

Our substantial indebtedness could adversely affect our financial health by, among other things:

•	increasing our vulnerability to adverse economic, industry or business conditions or increases in the CPI, particularly because a substantial portion of our borrowings is linked to the CPI;

•	limiting our flexibility in planning for, or reacting to, changes in our industry and business as well as the economy generally;

•	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for dividend distributions and future business development; and

•	limiting our ability to obtain the additional financing we need to operate, develop and expand our business.

If our future cash flows are not sufficient to allow us to pay principal and interest on our debt, we might not be able to satisfy our financial and other covenants and may be required to refinance all or part of our existing debt, use existing cash balances or issue additional equity or other securities.  We cannot be sure that we will be able to do so on commercially reasonable terms, if at all.

We may not be able to fulfill our dividend policy in the future. If we implement our current dividend policy, we might reduce our future cash reserves, which may require us to borrow additional money.

We first distributed dividends in 2005, and we have distributed dividends in each subsequent year.  For the year 2009, the Company distributed dividends and declared a final dividend on March 16, 2010 (with respect to the fourth quarter of 2009), which in the aggregate amounted to approximately NIS 1,059 million (US$ 281 million), or NIS 6.86 per share, representing a payout ratio of approximately 93% of our annual net income for the year.  We also distributed a special dividend of NIS 1.4 billion on March 18, 2010, which resulted in a reduction of our equity by an equal amount and is financed by debt.

Under Israeli law, the payment of dividends is generally made from accumulated retained earnings or, retained earnings accrued over a period of the last two years (after deducting prior dividends to the extent not already deducted from retained earnings), and in either case, provided there is no reasonable concern that the dividend will prevent the company from satisfying current or foreseeable obligations as they come due.

A dividend distribution that does not meet the above- mentioned conditions would be allowed only after receiving court approval and after providing debtors with the opportunity to present to the court any opposition to the special dividend distribution.

There is no assurance that we will be able to continue paying dividends or increase our payment of dividends in the future, nor is there any assurance that our Board of Directors will not change our dividend policy in the future.

The special dividend distribution and our current dividend policy, if continued to be implemented, will significantly reduce our future cash reserves and may adversely affect our ability to fund unexpected capital expenditures. As a result, we may be required to borrow additional money, which may not be possible on attractive terms or at all.  See also the following risk factor regarding the risks related to future borrowing created by the current economic environment.

If we are unable to fulfill our dividend policy, or pay dividends at levels anticipated by investors in our shares, the market price of our shares may be negatively affected and the value of our investors’ investment may be reduced.

Our business results may be affected by an economic downturn.

Much of our revenues are usage dependant. An economic downturn may affect our results through an adverse impact in roaming activity, and may also have a negative impact on average monthly usage per subscriber (“MOU”) and average monthly revenue per subscriber (“ARPU”). If the current economic downturn continues, usage of any of our services may decrease and we may not be able to compensate for lost revenues. This may have a material adverse effect on our results of operations, financial condition or prospects. The recession may also result in a deterioration in the ability of our customers to pay amounts owed to us. Failure of one or more of our larger business customers to pay the amount owed to us may materially increase our bad debts and may have a material adverse effect on our results of operations and financial condition. Furthermore, the downturn may adversely affect third parties we rely upon in the provision of our services, including interconnecting telecommunication providers, roaming partners and services and equipment providers. If our service or equipment providers fail to provide reliable and consistent services and/or equipment to us on the requisite standards of quality and on a timely basis, our ability to provide services to our subscribers may be reduced in scope and/or in quality, until and inasmuch as an alternative provider can be found, and consequently our license may be at risk of revocation for failure to satisfy the required service standards. An alternative provider and/or solution may involve additional expenses and/or investments on our part and/or may involve terms that are less favorable to us, including reduced revenues. In addition, if any damage is caused to us, or if we are found liable for damages caused to third parties by such service or equipment providers and such providers are unable to indemnify us for such damages, we may have to bear the cost of such damages, which may be substantial, and such outcome may adversely affect our financial condition.

Particularly in light of current global economic conditions, there can be no assurance that we will be able to obtain additional bank loans, issue new corporate notes or securitize accounts receivable on acceptable terms or at all, which could have a material adverse effect on our cash flow and financial condition.

RISKS RELATED TO OUR PRINCIPAL SHAREHOLDER

46.17% of our issued and outstanding shares and voting rights (which does not include shares held by the Company as treasury shares) are indirectly controlled by a single shareholder.

        On October 28, 2009, Advent Investments Pte Ltd. ("Advent"), a wholly-owned subsidiary of Hutchison Telecommunications International Limited ("Hutchison Telecom"), sold its entire controlling interest in the Company to Scailex. Scailex, an Israeli corporation listed on the Tel Aviv Stock Exchange, is a majority owned subsidiary of Suny, which is also an Israeli corporation listed on the Tel Aviv Stock Exchange and indirectly controlled by Mr. Ilan Ben-Dov.  In separate transactions, Suny acquired approximately 1.41% of our issued and outstanding shares and total voting rights. As a result of his indirect control of Scailex (which held 44.76% of our issued and outstanding shares and voting rights (which does not include shares held by the Company as treasury shares) as of April 11, 2010) and Suny, Mr. Ilan Ben-Dov indirectly controlled 46.17% of our issued and outstanding shares and total voting rights (which does not include shares held by the Company as treasury shares) as of April 11, 2010.

As our largest shareholder, Scailex, who is also one of our main handset suppliers, has the ability to influence our business through its ability to virtually control all actions that require majority approval by the shareholders and through its representatives on our board of directors. Scailex is not obligated, however, to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our minority shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of Scailex conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that this shareholder chooses to pursue. In addition, Scailex may cause our business to pursue strategic objectives that may conflict with the interests of our other shareholders and noteholders.

The change in principal shareholder could give rise to changes in our strategy, including our financial strategy and the level of debt coverage, which could have a significant impact on our results of operations and/or financial condition.

In addition, according to press releases issued by Scailex, Scailex entered into an agreement with Bank Leumi Ltd ("Bank Leumi") under which it sold 7,677,037 Company shares, representing 4.99% of the Company’s issued and outstanding shares, to Leumi Partners Ltd, a wholly owned subsidiary of Bank Leumi, and undertook obligations which may have an influence on decisions taken by the Board of Directors or at shareholders' meetings, including the election of a representative of Bank Leumi to the Board of Directors.

We do not expect to continue to enjoy the benefits and support arising from our relationship with Hutchison Telecom and Hutchison Whampoa Limited following the sale by Advent of its entire controlling interest in the Company to Scailex.

  Since April 2005, when Hutchison Telecom became our controlling shareholder, we have benefited from the knowledge and experience of Hutchison Telecom and Hutchison Whampoa Limited (“HWL”) in terms of strategic advice, group purchasing and cost-sharing agreements which have allowed us to benefit from the combined purchasing power and resources of HWL group companies.  We have also benefitted from their assistance in developing our business, as well as the recognition we have acquired in the industry as a result of their association with our company.  We also participated in certain directors’ and officers’ liability insurance policies procured by Hutchison Telecom. Following the sale of Hutchison Telecom’s controlling interest, we no longer have the support and benefits that we had derived from being part of the Hutchison Telecom/HWL groups, but we cannot at this time assess whether this will have a substantial negative effect on our business.

RISKS RELATED TO THE NOTES OFFERED BY THIS SHELF OFFERING REPORT

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on Notes offered by this shelf offering report.

Our Notes will be unsecured and will be effectively subordinated to our existing and future secured indebtedness.

Our Notes will be unsecured and will be effectively subordinated to any existing and future secured indebtedness we may have. Therefore, the rights of our creditors, including the holders of the Notes, to participate in our assets upon liquidation or reorganization, will be subject to the prior claims of our secured creditors.

We may not be able to generate sufficient cash flow to make payments under the Notes.

Our ability to make payments on our indebtedness (see "- Risks Relating to Our Business Operations – Our level of indebtedness could adversely affect our business and our liquidity” above), including the Notes being offered by this shelf offering report, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

In case any of the factors beyond our control will change, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. A significant reduction in operating cash flow would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on the Notes or our other indebtedness, we will have to pursue one or more alternatives, such as reducing our operating expenses, reducing or delaying capital expenditures, refinancing the Notes or such other indebtedness, or raising equity. We cannot assure you that any of these alternatives could be accomplished on satisfactory terms or that they would yield sufficient funds to repay the Notes and our other indebtedness.

Although we expect to list the Notes on the TASE, there are restrictions on your ability to transfer or resell the Notes in the United States without registration under applicable U.S. federal and state securities laws.

The Notes being offered by this shelf offering report are being offered and sold in Israel pursuant to an exemption from registration under U.S. federal and applicable state securities laws. Therefore, you may transfer or resell the Notes in the United States only in a transaction registered under or exempt from the registration requirements of the U.S. federal and applicable state securities laws.

There is no established trading market for the Notes, which could make it more difficult for you to sell your Notes and could affect adversely the price of your Notes.

The Notes constitute a new issue of securities for which no established trading market exists. Although we expect to list the Notes on the TASE, we cannot assure you that an active or liquid trading market will develop for the Notes being offered by this shelf offering report. The liquidity of the trading market in the Notes, and the market price quoted for the Notes, may be affected adversely by changes in the overall market for such types of securities, interest rates and by changes in our financial performance or prospects or in the prospects for companies in the industry in which we operate. As a result, we cannot assure you that an active trading market will develop for the Notes.

Our Series C Notes are linked to the Israeli CPI, which may entail significant risks not associated with similar investments in a conventional debt security.

An investment in the Series C Notes, the premium and the interest on principal of which is determined by reference to the Israeli CPI, may entail significant risks not associated with similar investments in a conventional fixed or floating rate debt security, including the risks that:

• the resulting interest rate will be less than that payable on a conventional debt security at the same time;

• the method or formulae for determining the CPI may change and we will have no control over these changes; and

• investing in our Series C Notes encompasses risks relating to the CPI and risks that are unique to the Series C Notes themselves, as discussed hereunder.

Neither the current nor the historical value of the CPI should be taken as an indication of future performance of the CPI during the term of the Series C Notes.

In addition, the value of our Notes may be subject to greater levels of risk than is the value of other conventional debt securities. The secondary market, if any, for our Series C Notes will be affected by a number of factors, independent of our creditworthiness and the value of the CPI, including the volatility of the CPI, the time remaining to the maturity of the Notes, the amount outstanding of such Notes and prevailing interest rates in the market. The value of the CPI is affected by, and sometimes depends on, a number of interrelated factors, including direct government intervention and economic, financial, regulatory, and political events, over which we have no control.

The Notes do not contain many restrictive covenants, and there is limited protection in the event of a change of control.

The Notes do not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the Notes do not contain covenants that limit our ability to pay dividends or make distributions on or redeem our ordinary shares or limit our ability to incur additional debt and, therefore, protect you in the event of a highly leveraged transaction or other similar transaction. In addition, there is no requirement that we offer to repurchase the Notes upon a change of control. Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or a recapitalization, that could affect our capital structure and the value of our Notes that would constitute a change of control.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Notes could cause the liquidity or market value of the Notes to decline significantly.

Our Series A Notes have been rated “ilAA-/stable” by Standard & Poor’s, Maalot Ltd., or Maalot, and Aa2 with a negative forecast by Midroog, two of Israel's rating agencies.  Our Series B Notes have been rated "ilAA-/stable" by Maalot.  A  rating of "ilAA-/stable" was assigned by Maalot to any  new straight notes of up to NIS 1 billion that we may issue.

We cannot assure you that such rating will remain for any given period of time or that the rating will not be lowered or withdrawn entirely by Maalot or any other rating agency if in such rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant.

14.6 Ratio of Earnings to Fixed Charges

         Our ratio of earnings to fixed charges for the year ended December 31, 2009 was 10.21.

Our ratio of earnings to fixed charges is calculated by dividing (i) income (loss) from ordinary activities before income taxes plus fixed charges by (ii) fixed charges.  Fixed charges consist of interest expensed and capitalized, amortization of issuance costs relating to our Series A Notes due 2012 and Series B Notes due 2016 amortization of costs related to the obtaining of long-term credit lines, and one third of rental expense for antenna sites (being the portion deemed to represent the interest factor).

A portion of the proceeds from the offering will be used to discharge indebtedness under three credit facilities that we established in the fourth quarter of 2009 in order to finance our activities and the distribution of a special dividend of NIS 1.4 billion.  See "Item 5B. Liquidity and Capital Resources - Long-term Bank Loans and Credit Facilities " of our 2009 20-F for a description of the interest rate, maturity and other terms of these credit facilities.  In addition, a portion of the proceeds from the offering will be used to pay an installment of principal due under our Series A Notes.  See "Item 5B. Liquidity and Capital Resources – Notes payable" for a description of the interest rate, maturity and other terms of our Series A Notes.

14.7 Use of Proceeds

The net proceeds from the offering, after deduction of the arranger’s fees and other expenses and commissions of the offering, are expected to be approximately NIS 991 million.

We intend to use the net proceeds from any offering for refinancing of outstanding debt, and also for general corporate purposes, which may include financing our operating and investment activities, financing future mergers and acquisitions (if any), and dividend distributions (if required), subject to the decision of the Company's board of directors from time to time. See "Item 8. Financial Information – A. Consolidated Financial Statements and Other Financial Information – Dividend Distribution Policy" of our 2009 20-F.

Until used by us in the manner aforementioned, the proceeds of any offering will be invested by us, at our discretion and subject to the decision of the Company's board of directors from time to time, in non-speculative investments, including, but not limited to, interest bearing monetary deposits, foreign currency deposits, governmental and corporate bonds and the like investments. For the purpose of the foregoing, investment in equity securities, instruments linked to equity securities or to indexes of equity securities or options on securities or in derivative instruments shall not be deemed non-speculative investments.

14.8 Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2009 (i) on an actual basis; (ii) as adjusted to reflect the impact of the special dividend of NIS 1.4 billion distributed to shareholders on March 18, 2010; and (iii) as adjusted to reflect the sale of the Notes and the receipt by us of the net proceeds therefrom after deducting the estimated offering expenses, assuming for this purpose that we will sell Notes in the aggregate principal amount of approximately NIS 1 billion.

The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference into this prospectus.
	As of December 31, 2009
	in NIS millions
	Actual	As Adjusted for the Special Dividend	As Adjusted for the Offering**
		(unaudited)	(unaudited)

Cash and cash equivalents	329	-	-
Debt
Bank loans	300	300	300
Series A Notes due 2012, excluding deferred costs..	1,687	1,687	1,687
Series B Notes due 2016, excluding deferred costs...	449	449	449
Capital lease obligations	4	4	4
Expected bank credit (*)	-	1,071	80
Notes payable currently offered (**)		-	991
Total debt	2,440	3,511	3,511
Equity
Share capital	2	2	2
Capital surplus	2,483	1,083	1,083
Accumulated deficit	(172)	(172)	(172)
Treasury shares	(351)	(351)	(351)
Total equity	1,962	562	562
Total capitalization	4,073	4,073	4,073

(*)  This assumes that the NIS 1.4 billion dividend was (i) distributed on December 31, 2009, recorded with corresponding debit to capital surplus, and (ii) financed by the cash and cash equivalents available on December 31, 2009 and the remainder was drawn as expected bank credits from our bank credit facility.

(**) Adjusted schedule to further reflect the sale of the Notes and the receipt by us of the net proceeds therefrom after deducting the estimated offering expenses.

14.9 Price Range of Ordinary Shares

Prices set forth below are high and low reported closing prices for our ordinary shares, not adjusted for dividends, based on information supplied by the NASDAQ Global Market, for the periods indicated. Other information regarding the market price of our ordinary shares is located in our 2009 20-F.

	High		Low

2008
First quarter	US$	23.45	US$	19.72
Second quarter	US$	24.62	US$	21.00
Third quarter	US$	23.79	US$	17.71
Fourth quarter	US$	19.73	US$	15.15

2009	US$	20.46	US$	13.46

First quarter	US$	16.69	US$	13.46
Second quarter	US$	18.00	US$	14.80
Third quarter	US$	19.83	US$	16.90
Fourth quarter	US$	20.46	US$	18.23

2010
First quarter	US$	24.13	US$	20.17
Second quarter (until April 9, 2010)	US$	22.87	US$	21.56

March	US$	24.13	US$	21.61
April (until April 9, 2010)	US$	22.87	US$	21.56

Prices set forth below are high and low reported closing prices for our ordinary shares, not adjusted for dividends, based on information supplied by the Tel Aviv Stock Exchange, for the periods indicated. Other information regarding the market price of our ordinary shares is located in our 2009 20-F.

	High	Low

2008
First quarter	NIS 85.48	NIS 72.23
Second quarter	NIS 81.84	NIS 76.20
Third quarter	NIS 79.81	NIS 61.12
Fourth quarter	NIS 73.00	NIS 58.40

2009	NIS 77.2	NIS 57.3

First quarter	NIS 66.01	NIS 57.30
Second quarter	NIS 71.52	NIS 62.01
Third quarter	NIS 74.00	NIS 67.00
Fourth quarter	NIS 72.20	NIS 69.16

2010
First quarter	NIS 94.29	NIS 74
Second quarter (until April 8, 2010)	NIS 84.07	NIS 79

March	NIS 94.29	NIS 80.4
April (until April 8, 2010)	NIS 84.07	NIS 79

14.10 Description of Share Capital

Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share.

As of December 31, 2009, we had outstanding 158,908,126 ordinary shares, and employee stock options to purchase an aggregate of 5,315,945 ordinary shares at a weighted average price of NIS 56.47, with the latest expiration date of these options being 2019 (of which options to purchase an aggregate of 928,945 ordinary shares were exercisable as of December 31, 2009). As of April 11, 2010, we had outstanding 154,871,333 ordinary shares. All outstanding ordinary shares are validly issued, fully paid and nonassessable.  The ordinary shares do not have preemptive rights. Under the terms of our 2004 Share Option Plan, our board of directors may from time to time elect to allow exercise of employee stock options through a net exercise procedure and, with respect to employee stock options granted after February 23, 2009, may from time to time require exercise of employee stock options through a net exercise procedure.  In the net exercise procedure, an exercising employee is not required to make a cash payment of the exercise price and instead upon option exercise receives ordinary shares with a fair market value equal to the difference between (i) the aggregate exercise price of the options being exercised and (ii) the aggregate fair market value of the ordinary shares underlying the options being exercised.  To the extent that a net exercise procedure is used, the maximum number of ordinary shares that can be issued upon exercise of employee stock options will be less than that stated above.

In addition, as of December 31, 2009 and as of April 11, 2010, 4,467,990 ordinary shares, with a book value of NIS 351 million were held by us.

From August 1, 2009 through April 11, 2010, we issued a total of 1,029,402 ordinary shares, all of which were issued upon the exercise of options granted under our share option plans.

14.11 Exchange Rate Data

For the month of March 2010, the high and low exchange rates were NIS 3.796 per US dollar and NIS 3.713 per US dollar, respectively, as published by the Bank of Israel.

On April 9, 2010, the exchange rate was NIS 3.692 per US dollar as published by the Bank of Israel.

14.12 Expenses of the Offering

The aggregate amount that we will pay for arrangement fees and our other commissions and expenses in connection with this offering is NIS 9 million.

14.13 Incorporation of Certain Information by Reference

We are allowed to "incorporate by reference" the information we file with the Israel Securities Authority ("ISA") on the Magna system, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this shelf offering report and the Shelf Prospectus. We incorporate by reference the documents listed below:

(A)
Our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the ISA on the Magna system on March 16, 2010, as amended on Form 20-F/A filed with the ISA on the Magna system on March 17, 2010, as amended on Form 20-F/A filed with the ISA on the Magna system on March 22, 2010.

(B)	Our reports on Form 6-K filed with the ISA on the Magna system on March 18, 2010 (two Form 6-Ks), March 23, 2010, March 25, 2010, April 8, 2010 (two Form 6-Ks) and April 18, 2010 (two Form 6-Ks).

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this shelf offering report or the Shelf Prospectus, you should rely on the statements made in the most recent document. All information appearing in this shelf offering report or the Shelf Prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

14.14 Indemnification of Directors and Officers

Indemnification

The Companies Law and our Articles of Association provide that Partner may indemnify an officer or director of Partner to the fullest extent permitted by the law. Without derogating from the foregoing, our Articles of Association specifically provide that Partner may indemnify an officer or director of Partner for liability or expense he incurs or that is imposed upon him as a result of an action or inaction by him (or together with other officers or directors of Partner) in his capacity as an officer or director of Partner as follows:

(1)
any financial liability incurred by, or imposed upon the officer or director in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by the court; or

(2)	reasonable litigation expenses, including legal fees, incurred by the officer or director or which he was ordered to pay by the court:

(a)	in the context of proceedings filed against him by Partner or on Partner’s behalf or by a third party; or

(b)	in a criminal proceeding in which he was acquitted; or

(c)	in a criminal proceeding in which he was convicted of a felony which does not require a finding of criminal intent.

(3)
reasonable litigation expenses, including legal fees, incurred by the officer or director due to such investigation or proceeding conducted against him by an authority authorized to conduct an investigation or proceeding, relating to an offense which does not require criminal intent, within the meaning of the relevant terms in any law, and which:

(a)	ended without filing of an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding; or

(b)	ended without filing of an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding; or

(4)	any other liability or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an officer or director of Partner.

The Companies Law and our Articles of Association also permit us to undertake in advance to indemnify an officer or director with respect for items (2) and (3) above, or any other matter permitted by law. The Companies Law and our Articles of Association also permit us to undertake in advance to indemnify an officer or director with respect to item (1) above, provided however, that the undertaking to indemnify is restricted to events which in the opinion of the Board of Directors are anticipated in light of Partner’s activities at the time of granting the obligation to indemnify, and is limited to a sum or measurement determined by the Board of Directors to be reasonable in the circumstances. The undertaking to indemnify shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement which the Board of Directors determined to be reasonable in the circumstances.

The Companies Law combined with our Articles of Association also permit us to indemnify an officer or director after the fact for all kinds of events, subject to applicable law.

In no event may we indemnify an officer or director for:

(1)	a breach of the duty of loyalty toward us, unless the officer or director acted in good faith and had reasonable grounds to assume that the action would not harm us;

(2)	a breach of the duty of care done intentionally or recklessly ("pzizut") except for negligence;

(3)	an intentional act intended to unlawfully yield a personal profit; or

(4)	a criminal fine or a penalty imposed on him.

We have undertaken to indemnify our directors and officers, subject to certain conditions as aforesaid. We consider from time to time the indemnification of our directors and officers, which indemnification will be subject to approval of our Audit Committee, Board of Directors and in case of indemnification of directors, also of our shareholders.

Under the indemnification letters granted prior to the date of this report, the aggregate indemnification amount payable by us to all of the officers and directors and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by the Company in the future will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each measured at the time of indemnification.

Release

The Companies Law and our Articles of Association authorize the Company, subject to the required approvals, to release our directors and officers, in advance, from such persons' liability, entirely or partially, for damage in consequence of the breach of the duty of care toward us. Notwithstanding the foregoing, we may not release such person from such person's liability, resulting from any of the following events: (i) the breach of duty of loyalty towards us; (ii) the breach of duty of care made intentionally or recklessly ("pzizut") except for negligence; (iii) an intentional act intended to unlawfully yield a personal profit; (iv) a criminal fine or a penalty imposed upon such person; and (v) the breach of duty of care in distribution ("haluka").We consider from time to time the release from certain liability of our directors and officers, which release will be subject to approval of our Audit Committee, Board of Directors and in case of release of directors, also of our shareholders.

14.15 Legal Matters

Certain legal matters with respect to the offering of the Notes are being passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: April 22, 2010